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SCHEDULE 13G

Under the Securities Exchange Act of 1934
China Marine Food Group Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
64782 20 0
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 64782 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1) Daniel Weissman 2) Mark Feldberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	U.S.
Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,240,200
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	2,240,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,240,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	9.75%
12.	Type of Reporting Person (See Instructions) HC

Page 2 of 7 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TradeLink Securities, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power	2,240,200
	6. Shared Voting Power	0
	7. Sole Dispositive Power	2,240,200
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,240,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	9.75%
12.	Type of Reporting Person (See Instructions) BD

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer China Marine Food Group Limited

(b)	Address of Issuer’s Principal Executive Offices Da Bao Industrial Zone, Shishi City, Fujian, China 36270

Item 2.

(a)	Name of Person Filing 1) Daniel Weissman 2) Mark Feldberg 3) TradeLink Securities, LLC

(b)
Address of Principal Business Office or, if none, Residence

1) c/o TradeLink Securities, LLC, 71 S. Wacker Drive, Suite 1900, Chicago, Illinois 60606
2) c/o Feldberg Enterprises, Inc., 546 Aguajito Road, Carmel, CA 93923
3) 71 S. Wacker Drive, Suite 1900, Chicago, Illinois 60606

(c)	Citizenship 1) U.S. 2) U.S. 3) Delaware

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 64782 20 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Page 4 of 7 pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,240,200

(b)	Percent of class:

9.75% Based on 22,972,301 shares reported outstanding as of November 17, 2007

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: See responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or direct the vote: See responses to Item 5 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 5 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 5 on the attached cover pages.

    The information in Items 5 - 9 and 11 on the cover page of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The shares of issuer common stock being reported by Daniel Weissman and Mark Feldberg as control persons are beneficially owned by TradeLink Securities, LLC, a registered broker-dealer.  Mark Feldberg’s control ownership is through Feldberg Enterprises, Inc., a California corporation.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 5 of 7 pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2008

/s/Daniel Weissman
Daniel Weissman
/s/Mark Feldberg
Mark Feldberg
TRADELINK SECURITIES, LLC

/s/Daniel Weissman
Daniel Weissman Partner